Exhibit 99.1

YM BioSciences Receives FDA Clearance for an IND for its Fentanyl-Based Pain Product AeroLEF™
- YM to initiate trial in the U.S. and plans End of Phase II meeting with FDA -

MISSISSAUGA, Canada – June 27, 2007 – YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that the U.S. Food and Drug Administration (FDA) has cleared its Investigational New Drug (IND) application for AeroLEF™.

AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. In contrast to fixed-dose approaches to opioid delivery, where a significant titration period is often required to determine the suitable dose for the patient, AeroLEF™ is being developed as a non-invasive delivery system designed to enable patients to self-titrate. Using AeroLEF™, patients can identify and select a personalized dose for each pain episode, achieving both rapid onset and extended duration of analgesia.

“This clearance marks the start of a formal path towards regulatory approval for AeroLEF™ in the U.S. and builds on the momentum of having recently reported positive Phase II data for this unique and important product,” said David Allan, Chairman and CEO of YM BioSciences. “Under this IND, YM plans to initiate an open-label Phase II trial designed to expand the target patient population of AeroLEF™ and in parallel is planning an End of Phase II meeting with the FDA to gain agreement on the design of the Phase III program.  The Phase II study is planned to recruit up to 50 post-surgical patients across three sites in the U.S. and will include a number of opioid tolerant patients to evaluate AeroLEF™ in this increasingly important market segment.”

YM recently reported that AeroLEF™ met its primary endpoint in a 99 patient, randomized, placebo-controlled, multi-center Phase IIb trial (DLXLEF-AP4) in opioid-naïve patients with post-operative pain following orthopedic surgery. AeroLEF™ showed a statistically significant difference in SPRID4 (a summary of the combined changes in pain relief and in pain intensity that patients report over the first four hours following initiation of dosing) from placebo for the treatment of the first pain episode (p=0.0194). YM is completing a detailed analysis of the numerous secondary endpoints and safety data from this study to extend the information it will make available.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company is advancing two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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